

July 22, 2011

Mr. Paul Petit
Principal Executive, Financial and
Accounting Officer
Naprodis, Inc.
13250 Gregg Street, Suite F
Poway, California 92064

> **Re:** **Naprodis, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 5 filed June 27, 2011**
> **File No. 333-122009**

Dear Mr. Petit:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Management's Discussion and Analysis and Plan of Operations, page 8

1. We acknowledge your response to our comment 5. You disclose that you hired six additional employees in the year ended August 31, 2010 and then another six employees in the period ended February 28, 2011. Please revise your disclosure to clarify why the number of employees dropped from 13 full-time and 14 part-time at August 31, 2010, as disclosed in your previous filing, to 11 full-time and 11 part-time at May 31, 2011 as disclosed on page 16. As you hired six employees during the six months ended February 28, 2011, it is apparent that 11 employees left your employ during the three months ended May 31, 2011. Please clarify whether these employees were terminated and, if so, why or whether they voluntarily left and, if so, whether you perceive any difficulties in retaining your remaining employees.

Mr. Paul Petit
Naprodis, Inc.
July 22, 2011
Page 2

2. We noted your response to our comment 6. Please revise your disclosure for the following:
    - Revise the line item titled "Cash on hand at beginning of period" to properly reflect that this is the increase/decrease in cash during the period;
    - Provide a total for the August 2009 column and reflect the August 2010 and February 28, 2011 columns as decreases in cash; and
    - Provide the amount for Advances from related party for the period ended February 28, 2011.

Annual Financial Statements
General

3. Please update your financial statements and financial information pursuant to Rule 8-08 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 5

4. We acknowledge your response to our comment 11. Please disclose what product lines 'All Other Segments' includes. In addition, clarify what "Expenditures for segment assets" represents and how this number reconciles to the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William T. Hart, Esq.
 Hart & Trinen LLP
 1624 Washington Street
 Denver, Colorado 80203